United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

September 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

Merger of Ferteco into CVRD

Rio de Janeiro, August 29, 2003 – Companhia Vale do Rio Doce (CVRD) informs that the Extraordinary Shareholders Meeting held today, approved the merger of its wholly owned subsidiary Ferteco Mineração S.A. (Ferteco) into CVRD. This merger will not involve issuance of CVRD shares. The Ferteco assets will be transferred to CVRD at their book value, as of July 31, 2003, of R$ 1,307,076,774.19 (one billion, three hundred seven million, seventy six thousand, seven hundred seventy four Brazilian reais and nineteen cents). CVRD will assume all Ferteco’s assets and liabilities, according to the effective Brazilian legislation.

The merger of Ferteco into CVRD will produce results in the financial statements of CVRD Parent Company from the third quarter 2003 onwards. Consolidated CVRD financial statements according to BRGAAP (Generally Accepted Accounting Principles in Brazil) and USGAAP (Generally Accepted Accounting Principles in the United States of America) will not be affected, as these results are already consolidated, since the acquisition by CVRD of 100% of Ferteco took place in the second quarter of 2001.

With the merger of Ferteco into CVRD, the brand name Ferteco will cease to exist and CVRD will manage the Córrego do Feijão and Fábrica iron ore mines and Fábrica pelletizing plant, all of them located in the Iron Quadrangle in the state of Minas Gerais.

CVRD acquired Ferteco in April 2001 for US$ 566 million. The exploitation of synergies between the two companies is taking place since then, via cost reduction and more operational flexibility in the iron ore production and logistics. The merger of Ferteco into CVRD allows to accelerate the exploitation of such synergies, which is translated into value creation for the Company’s shareholders.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: September 2, 2003